UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

SEG Partners long/short equity fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o Select Equity Group, L.P.

380 Lafayette Street

New York, New York 10003

Telephone Number (including area code):

212-475-8335

Name and address of agent for service of process:

Jennifer Vinsonhaler Select Equity Group, L.P. 380 Lafayette Street New York, New York 10003	with a copy to:	Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996 215-988-2959

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☑ Yes    ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York in the State of New York, as of the 14th day of November, 2024.

SEG PARTNERS LONG/SHORT EQUITY FUND

By:	/s/ Tracy J. Thomas
Name:	Tracy J. Thomas
Title:	Trustee

Attest:	/s/ Lisa McKenna
Name:	Lisa McKenna
Title:	Witness